Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation in the Registration Statement on Form S-3 of Code Chain New Continent Limited (the “Company”)(formerly known as TMSR Holding Company Limited) of our report dated April 17, 2020, relating to the audit of the consolidated balance sheets of Code Chain New Continent Limited and its subsidiaries as of December 31, 2019 and 2018 and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the two year period ended December 31, 2019, and the related notes, included in Amendment No. 1 to the Annual Report on Form 10-K, filed with the SEC on May 14, 2020.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
March 15, 2021	Certified Public Accountants